Exhibit 2.s.5

DEFIANCE INTEGRATED TECHNOLOGIES, INC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

DEFIANCE INTEGATED TECHNOLOGIES, INC.

Defiance, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2011

INDEPENDENT AUDITOR’S REPORT

To the Stockholders

Defiance Integrated Technologies, Inc.

Defiance, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Defiance Integrated Technologies, Inc., which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Defiance Integrated Technologies, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Fort Wayne, IN

March 27, 2013

2.

CONSOLIDATED FINANCIAL STATEMENTS

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
ASSETS
Current assets
Cash in bank	$10,317	$15,334
Accounts receivable, trade net of allowance for doubtful accounts: 2012 - $56,764; 2011 - $23,328	3,111,294	3,059,349
Accounts receivable, other	192,907	232,171
Inventories	2,289,280	2,269,426
Prepaid expenses	107,395	47,884

Total current assets	5,711,193	5,624,164

Property, plant and equipment
Land	300,250	—
Construction in process	6,901	606,900
Machinery and equipment	5,746,786	4,545,820

	6,053,937	5,152,720
Less accumulated depreciation	1,389,222	869,013

	4,664,715	4,283,707

Goodwill	1,150,266	1,150,266
Customer relationships, net	259,111	280,555
Unpatented technology	5,120,000	5,120,000
Non-compete agreement	40,000	40,000

Total assets	$16,945,285	$16,498,692

See accompanying notes to the consolidated financial statements.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
LIABILITIES
Current liabilities
Bank overdraft	$235,347	$257,951
Accounts payable	1,077,693	1,351,236
Accrued expenses	276,651	1,173,492
Revolving credit facility	1,187,174	—
Current maturities of long-term debt	537,266	527,400

Total current liabilities	3,314,131	3,310,079

Revolving credit facility, long-term	—	351,319
Long-term debt, less current maturities	7,434,623	7,954,623
Deferred tax liability	1,680,528	1,379,528

Total liabilities	12,429,282	12,995,549

STOCKHOLDERS’ EQUITY
Preferred stock (4,750 shares authorized, issued and outstanding with $.01 par value, $307,329 and $289,322 liquidation preference at December 31, 2012 and 2011, respectively)	48	48
Common stock (50,000 shares authorized with $.01 par value, issued and outstanding 20,316 shares at December 31, 2012 and 2011)	203	203
Additional paid in capital	682,784	606,084
Retained earnings	3,832,968	2,896,808

Total stockholders’ equity	4,516,003	3,503,143

Total liabilities and stockholders’ equity	$16,945,285	$16,498,692

3.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended December 31, 2012 and 2011

	2012	2011
Net sales	$25,381,270	$24,903,332
Cost of sales	20,652,220	18,648,006

Gross profit	4,729,050	6,255,326

Selling, general and administrative expenses	2,319,014	2,388,568
Share based compensation	76,700	42,743

Income before other expenses	2,333,336	3,824,015

Other expenses
Other expense	32,094	299,819
Interest expense	912,705	971,017

Total other expense	944,799	1,270,836

Income before provision for income taxes	1,388,537	2,553,179

Provision for income taxes	452,377	915,382

Net income	936,160	1,637,797

Retained earnings, beginning of period	2,896,808	1,259,011

Retained earnings, end of period	$3,832,968	$2,896,808

See accompanying notes to the consolidated financial statements.

4.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities
Net income	$936,160	$1,637,797
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	541,653	620,801
Gain on asset disposal	—	(71,158)
Share based compensation	76,700	42,743
Loss on sale of Comed	—	164,532
Deferred taxes	301,001	461,657
Changes in current assets and liabilities
Inventories	(19,854)	(622,188)
Accounts receivable	(12,682)	(679,692)
Prepaid expenses	(59,511)	(37,733)
Accounts payable and accrued expenses	(1,170,384)	1,104,764

Net cash provided by operating activities	593,083	2,621,523

Cash flows from investing activities
Capital expenditures	(901,217)	(1,797,527)
Proceeds from sale of Comed	—	275,000

Net cash used for inventing activities	(901,217)	(1,522,527)
Cash flows from financing activities
Checks written in excess of bank balance	(22,604)	95,749
Payments on revolving line of credit	(12,653,892)	(10,650,290)
Borrowings on revolving line of credit	13,410,547	9,870,413
Payments on term notes payable	(1,128,200)	(309,342)
Borrowings on term notes payable	1,017,266	720,000
Payments on subordinated debt	(320,000)	(820,000)

Net cash provided by (used for) financing activities	303,117	(1,093,470)

Net (decrease) increase in cash	(5,017)	5,526

Cash, beginning of period	15,334	9,808

Cash, end of period	$10,317	$15,334

Supplemental disclosures of cash flow information:
Cash paid for interest	$921,208	$981,652
Cash paid for income taxes	$813,821	$3,050

See accompanying notes to the consolidated financial statements.

5.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: The Defiance Stamping Company manufactures stamped metal products at its Defiance, Ohio facility for customers located primarily in the Midwest. Pro Shear Corporation at its Fort Wayne, Indiana facility manufactures and assembles components used in cars and trucks for customers in the Midwest and external medical devices primarily used in the orthopedic industry throughout the United States. JBM Tool & Die Incorporated at the Fort Wayne, Indiana facility repairs production tooling and builds forming dies used in the various manufacturing industries. JBM was merged into Pro Shear in 2011.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Defiance Stamping Company and Pro Shear Corporation. All intercompany accounts and transactions have been eliminated.

Revenue Recognition: Revenue is recognized upon shipment of product. Surcharges assessed on raw material price increases are recorded when earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are considered to be share based compensation, reserves related to uncollectible accounts receivable, inventory and carrying values of goodwill and other intangible assets.

Accounts Receivable, trade: The Company sells to customers using credit terms customary in its industry. Sales to customers are recorded upon shipment of goods. Interest is not normally charged on outstanding receivables. Based principally on historical losses, aging from invoice dates, and prevailing economic conditions, the Company reduces recorded receivables to their estimated net realizable value by a valuation allowance.

Inventories: Inventories are stated at the lower of cost, first-in, first-out (FIFO) method or market.

Prepaid Exit Fee: The prepaid exit fee was being amortized over the terms of the related debt agreement using the straight-line method. Amortization expense for the prepaid exit fee was $156,250 for 2011. This asset was fully amortized at December 31, 2011.

Property, Plant and Equipment: Depreciation is provided using the straight-line method over the estimated useful lives of the respective acquired assets. Costs and related accumulated depreciation are removed from the accounts for assets retired from service and a gain or loss on disposition is recorded in income when realized. Depreciation expense for 2012 and 2011 was $520,209 and $419,449, respectively.

The Company annually, or as required, evaluates the recoverability of its long-lived assets, primarily property, plant and equipment. The Company evaluates recoverability when events and circumstances indicate that the net carrying value of its long-lived assets may not be recoverable. There were no such impairments in 2012 or 2011.

Goodwill: Goodwill is recorded at cost and is assessed at least annually for impairment with any such impairment recognized in the current results of operations. The Company reviewed the carrying value of goodwill during fiscal 2012 and 2011 and determined no impairment exists.

(Continued)

6.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Intangible Assets: The Company assessed the value of intangible assets at the time the Company was organized. Intangible assets having a finite life are amortized by the straight-line method over the estimated benefit period (customer relationships – 180 months). To be in conformity with Generally Accepted Accounting Principles (GAAP), non-amortizable intangible assets are required to be assessed at least annually for impairment. The Company adopted Accounting Standards Update 2012-02. Intangibles – Goodwill and Other, Testing Indefinite-Lived Intangible Assets for impairment, during 2012 which allows for a qualitative assessment of impairment on indefinite-lived intangible assets. If, after this qualitative assessment, we determine that it is not more likely than not that an indefinite lived intangible asset has been impaired, then no further quantitative testing is necessary.

	2012		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Un-amortized intangibles
Unpatented technology	5,120,000	N/A	5,120,000	N/A

Amortized intangibles
Non-compete agreement	$40,000	$—	$40,000	$—
Customer relationships	321,656	$(62,545)	321,656	$(41,101)

	$5,481,656	$(62,545)	$5,481,656	$(41,101)

Net intangible assets		$5,419,111		$5,440,555

Other intangible assets include the unpatented technology production process of heavy duty truck axle nuts and washers, customer relationships, and a non-compete agreement. The unpatented technology production process has an indefinite life and is evaluated each year for impairment. The customer relationship intangible asset was acquired in 2010 as part of the purchase of Specialty Engine of America, Inc. See Note 10 regarding the adjustment of this intangible asset in 2011. Estimated amortization expense for the customer relationships intangible will approximate $21,400 each of the next five years. The non-compete asset will be amortized using the straight-line method over the estimated benefit period when triggered by the respective employees no longer being employed by the Company. Amortization expense for the non-compete agreement was $0 in 2012 and 2011 as employment has not terminated with these employees. Amortization expense will be recorded in each of the 2 years following termination of employment.

Income Tax and Uncertain Tax Positions: The Company operates as a C Corporation for income tax purposes. Accordingly, deferred income tax assets and liabilities are computed based upon differences between the financial statements and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company follows guidance issued by the Finanical Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Management is not aware of any uncertain tax positions.

(Continued)

7.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to U.S. federal income tax, as well as various state income taxes. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2012 and 2011.

Capital Structure: The Company’s equity structure consists of 50,000 duly authorized shares of common stock, $.01 par value per share, with 20,316 issued and outstanding and 4,750 duly authorized and issued shares of Preferred A Stock, $.01 par value per share at December 31, 2012 and 2011, respectively. The Preferred A Stock is convertible into common stock based on certain conditional provisions set forth in the amended articles of incorporation of the Company.

The holders of shares of Preferred A Stock shall be entitled to be paid in preference to the holders of any and all other classes of capital stock of the Company, out of funds legally available therefore, when and as declared by the board of directors. Dividends are cumulative at a rate of 6% per annum, compounded quarterly. The liquidation preference at December 31, 2012 and 2011 was $307,329 and $289,322, respectively (includes $57,329 and $39,322, respectively, of dividends in arrears).

In the event of any liquidation or dissolution of the Company, the holders of Preferred A Stock will receive amounts in accordance with the provisions set forth in the amended articles of incorporation of the Company, before any distributions are made to holders of any other then-outstanding series of common stock. Any remaining net assets will be distributed to holders of common stock.

Stock Based Compensation: The Company recognizes compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with provisions of Accounting Standards Codification (ASC) 718. Compensation expense for 2012 and 2011 approximated $76,700 and $43,000, respectively, and is recorded in share based compensation on the consolidated statement of income and recorded as additional paid-in capital on the consolidated balance sheets.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2012 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2012. Management has performed their analysis through March 27, 2013, the date the financial statements were available to be issued.

NOTE 2 – INVENTORIES

Inventories consisted of the following at December 31, 2012 and 2011:

	2012	2011
Raw materials	$1,074,227	$1,032,416
Work in process	680,534	708,105
Finished goods	534,519	528,905

	$2,289,280	$2,269,426

(Continued)

8.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 – LEASE COMMITMENTS

The Company leases manufacturing and office facilities, and certain pieces of equipment under several operating leases. Rent expense for the year ending December 31, 2012 and 2011 approximated $388,600 and $315,600, respectively. Total minimum rentals under non-cancellable operating leases as of December 31, 2012 over future fiscal years are approximately:

2013	$375,900
2014	366,400
2015	288,100
2016	248,700
2017	238,300
Thereafter	26,300

$1,543,700

NOTE 4 – BANK LINE OF CREDIT

The Company had a financing agreement in place which provided for a revolving line of credit up to $2,750,000 as of December 31, 2011. The Company had borrowings against the line of credit at December 31, 2011 in the amount of $430,519. The borrowings were subject to interest at either the one-month LIBOR rate or a prime based rate, as selected by the Company from time to time subject to the terms and conditions of the agreement. Outstanding borrowings at December 31, 2011 were at the prime based rate plus 2.0% for an effective rate of 5.25%. This line was collateralized by all the assets of the Company. The credit facility was set to expire in June 2012

During February 2012, the Company entered into a new credit agreement with a different commercial lender. The credit agreement provided for a revolving line of credit up to $3,000,000 and term notes (Note 5). The Company used the proceeds to pay off the outstanding balances on their existing commercial revolving line of credit and bank notes which were due in September 2013 and March 2016.

The new revolving line of credit is subject to a borrowing base calculation and bears interest at the 30 day LIBOR rate plus 2.50% (effective rate of 2.72% at December 31, 2012) and is due in June 2013. The Company had outstanding borrowings of $1,187,174 at December 31, 2012. The agreement is collateralized by all assets of the Company.

In accordance with the terms of the line of credit agreements, the Company must, among other things, maintain certain levels of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), Debt to New Worth, Leverage, Debt Service and Debt to EBITDA ratio performance. The Company was in compliance with its financial covenants at December 31, 2012 and 2011.

(Continued)

9.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5 - LONG-TERM DEBT

Long-term debt at December 31, 2012 and 2011 consists of the following:

	2012	2011

Note payable to the Company’s majority equity holder, due in quarterly principal installments of $80,000 commencing on October 1, 2010. Interest is computed at the higher of one-month LIBOR plus 8% or at 11% (11% effective rate at December 31, 2012 and 2011). All remaining outstanding principal under this note is due on April 15, 2016. The total note is in the amount of $8,500,000. The Company may borrow up to the full amount of the note at the sole discretion of the lender. The note payable is secured by all assets of the Company. The lender is collateralized behind the collateral position of the bank.

	$7,104,623	$7,424,623

Note payable, due in monthly principal installments of $12,000 commencing on April 1, 2011. The total note was in the amount of $720,000. The note was secured by all assets of the Company. Interest was computed at the rate of 5.67% at December 31, 2011. This loan was paid off in February 2012 in conjunction with the refinancing.	—	612,000

Note payable, due in monthly principal installments of $16,700 commencing on October 1, 2010. Interest was computed at the prime rate base plus 2.0% for for an effective rate of 5.25% at December 31, 2011. The total note was in the amount of $600,000. The note was secured by all assets of the Company. This loan was paid off in February 2012 in conjunction with the refinancing	—	366,200

Note payable, due in monthly principal installments of $16,667 commencing on April 15, 2012. Interest is computed at 30 day LIBOR rate plus 2.50% for an effective rate of 2.72% at December 31, 2012. All remaining outstanding principal under this note is due March 15, 2017. The total note is in the amount of $1,000,000. The note payable is secured by all assets of the Company.	850,000	—

Capital lease for thread verification machine, payable to New Vista Corporation in monthly installments of $1,509, including interest computed at a 5% rate. Lease commences in December 2012 and ends in December 2013.	17,266	—

	7,971,889	8,402,823
Less, current maturities	(537,266)	(664,400)

	$7,434,623	$7,738,423

The aggregate maturities of long-term debt as of December 31, 2012 are:

2013	$537,266
2014	520,000
2015	520,000
2016	6,344,623
2017	50,000

$7,971,889

(Continued)

10.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5 - LONG-TERM DEBT (Continued)

In accordance with the terms of the credit agreements, the Company must, among other things, maintain specified levels of EBITDA Debt to New Worth, Leverage, Debt Service and Debt to EBITDA ratio performance. The Company was in compliance with its financial covenants at December 31, 2012 and 2011.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) plans covering all full-time employees. The Company matches employee’s contributions up to the first 4% contributed by the employee. The Company may also make a discretionary bonus contribution to the plan. During 2012 and 2011, the Company did not make a bonus contribution.

For the years ended December 31, 2012 and 2011, total contribution for the plans approximated $128,900 and $109,800.

NOTE 7 – SIGNIFICANT CUSTOMERS

For the years ended December 31, 2012 and 2011 three customers exceeded 10% of sales and accounts receivable, respectively.

	2012	% of total	2011	% of total
Sales	$10,924,411	43.04%	$11,003,394	44.18%
Accounts Receivable	$1,679,446	53.98%	$1,617,864	52.88%

NOTE 8 - INCOME TAXES

Income tax provision consists of the following:

	2012	2011
Federal
Current	$143,004	$383,725
Deferred	301,001	461,657
State
Current	8,372	70,000

Provision for income taxes	$452,377	$915,382

(Continued)

11.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 8 – INCOME TAXES (Continued)

The difference between the effective tax rate and the federal statutory tax rate of 34% is primarily due to state and local income taxes.

	2012	2011
Non current deferred tax assets	$261,853	$235,775
Non current deferred tax liabilities	(1,942,381)	(1,615,303)

Net deferred balance	$(1,680,528)	$(1,379,528)

The principal sources of deferred tax liabilities are attributable to differences between income tax and financial reporting methods used in recording depreciation, amortization, debt forgiveness from 2010 and certain accrued liabilities. The deferred tax assets are primarily attributable to transaction costs being amortized for tax purposes and various inventory and accounts receivable reserves.

In addition, in 2010 the Company realized a gain on debt restructuring. The Company elected for income tax purposes to defer reporting this gain until later years and then ratably over a five year period. The tax on this gain has been recognized as a deferred tax liability.

NOTE 9 - STOCK OPTIONS

In July 2009, the Company adopted the 2009 Stock Incentive Plan. The Plan permits the grant of 4,967 various stock awards to purchase shares of common stock of the Company to approved key employees.

Effective June 30, 2011 (“date of grant”), 892 stock options (“options”) were granted to a key employee. The options vest in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

The fair value of each option award was estimated on the date of grant using a Black Scholes option valuation model that used the assumptions noted in the table below. Expected volatilities were based on comparisons with similar companies. The expected term of the options was based on the exercisable period. The Company used historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The remaining weighted average life on the stock options approximates 8.50 years.

2011
Assumptions used for issuance of stock options:
Expected volatility	75%
Expected dividends	0%
Expected term	10 years
Risk-free rate	3.00%

(Continued)

12.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 9 - STOCK OPTIONS (Continued)

A summary of option activity under the Plan as of December 31, 2012 and 2011:

	2012		2011
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	892	$324.18	—	$—
Granted	—	—	892	324.18
Excerised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding, end of year	892	$324.18	892	$324.18

A summary of the status of the Company’s options as of December 31, 2012 and 2011, and changes during the years ended are presented below:

	2012		2011
Options	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted- Average Grant-Date Fair Value
Nonvested, beginning of year	892	$257.64	—	$—
Granted	—	—	892	257.64
Vested	297	257.64	—	—
Forfeited	—	—	—	—

Nonvested, end of year	595	$257.64	892	$257.64

As of December 31, 2012 and 2011, there was approximately $110,600 and $187,300, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This expense will be recognized over the next two years (See Note 11). In accordance with ASC 718, due to the fact that the options vest with time, the Company has recognized approximately $76,700 and $42,700 of compensation expense as of December 31, 2012 and 2011, respectively, related to options that the employee has earned.

(Continued)

13.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 10 – LOSS ON COMED SPLINTS SALE

On December 31, 2011, the Company entered into a Purchase Agreement with a third party to sell a portion of the Comed Splints assets and customer list for $350,834. The Company recognized a gain on the sale of assets of $71,158 but a loss on the sale of intangible asset of $164,532. The customer list intangible asset was adjusted to a value of $280,555, net of $41,100 depreciation.

NOTE 11 – SUBSEQUENT EVENTS

In January 2013, the president of the Company left employment with the Company. The separation costs, under terms of the employment contract, include agreed upon benefits which were accrued in January 2013 for a total of approximately $110,000. This individual continues to hold all of the outstanding Preferred Stock of the Company (See Note 1 - Capital Structure), all of the outstanding Stock Options (See Note 9), and 2,451 shares of the outstanding common stock of the Company. The Company currently is not obligated to redeem any of the outstanding stock held by this individual.

14.